Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1 – Name and Address of Company

Brookfield Asset Management Ltd. (the “Corporation”)

Suite 100, Brookfield Place

181 Bay Street

Toronto, ON M5J 2T3

Item 2 – Date of Material Change

May 31, 2024

Item 3 – News Release

The news release announcing that the material change (would be effective May 31st) and referred to in this report was issued through GlobeNewswire and filed on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) on March 19, 2024. A copy of the news release is attached as Schedule “A”.

Item 4 – Summary of Material Change

On March 19, 2024, the Corporation announced that Bahir Manios will step down as Chief Financial Officer, and the Corporation appointed Ms. Hadley Peer Marshall, as the Corporation’s new CFO, effective May 31, 2024.

Item 5 – Full Description of Material Change

Please see a copy of the Corporation’s press release dated March 19, 2024, and attached to this report as Schedule “A”.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For additional information, please contact Kathy Sarpash, Managing Director, Legal & Regulatory, or investor relations at +1-866-989-0311.

Item 9 – Date of Report

May 31, 2024

Schedule “A”

Please see attached.

Brookfield Asset Management Completes Annual Filings and Announces Management Changes

BROOKFIELD, NEWS, March 19, 2024 — Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) announced that it has filed its 2023 annual materials on Form 40-F, including its audited financial statements and management’s discussion and analysis for the year ended December 31, 2023, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.bam.brookfield.com and a hardcopy will be provided to shareholders free of charge upon request.

Appointment of Hadley Peer Marshall as Chief Financial Officer

The Board of Brookfield Asset Management is pleased to announce the appointment of Hadley Peer Marshall as Chief Financial Officer, effective May 31, 2024. Ms. Peer Marshall joined Brookfield in New York in 2015 in the Infrastructure Group where she is co-head of infrastructure debt and structured solutions.

Ms. Peer Marshall has over 20 years of experience in asset management and business leadership, including investing, capital markets and fundraising. Prior to Brookfield, she worked at a global investment bank where she was co-head of the project finance and infrastructure group. Ms. Peer Marshall will continue in her role in infrastructure in addition to her new responsibilities as CFO.

She succeeds Bahir Manios as CFO of Brookfield Asset Management, a role in which he has served since our creation as a separate, publicly traded company in 2022. Mr. Manios joined Brookfield in 2004 and has served in a variety of senior roles, including Chief Financial Officer of Brookfield Infrastructure Partners and Chief Investment Officer of Brookfield Reinsurance. Having completed the very successful launch of Brookfield Asset Management and the first full year since our listing, Mr. Manios has decided to retire from Brookfield. He will remain CFO through the announcement of our first quarter earnings results until May 31, and continue as a strategic advisor to ensure a smooth transition.

Connor Teskey, President of Brookfield Asset Management, commented, “Hadley has deep experience and knowledge of our business and operations. Her acumen, energy and investor-focused perspective are ideally suited to advancing our position as a world-class asset manager.”

He continued, “On behalf of the Board and our management team, we are grateful to Bahir for his commitment in completing the establishment of BAM as a leading, pure-play publicly traded alternative asset manager, in addition to his decades of collaboration and contribution to Brookfield. He leaves our asset management business in a very strong position and, like all retiring senior partners, will remain available to assist us from time to time.”

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $900 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at www.bam.brookfield.com or contact:

Media:	Investor Relations:
Kerrie McHugh Hayes	Jason Fooks
Tel: (212) 618-3469	Tel: (212) 417-2442
Email: kerrie.mchugh@brookfield.com	Email: jason.fooks@brookfield.com